November 19, 2004

Mail Stop 0409

Robert J. Stetson
President and Chief Executive Officer
U.S. Restaurant Properties, Inc.
12240 Inwood Road, Suite 300
Dallas, Texas  75244

Re:	U.S. Restaurant Properties, Inc.
	Amendment No. 1 to
      Registration Statement on Form S-4 Filed November 4, 2004
      Registration No. 333-119116

Dear Mr. Stetson:

      This is to advise you that we have reviewed only those portions of the above registration statement that relate to the narrative discussion of the proposed mergers and the accounting treatment proposed in your cover letter as it pertains to the accounting treatment for the mergers, the presentation of pro forma financial information under multiple scenarios and the restatement of previously issued financial statements. We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 10

      Material Federal Tax Consequences of the Mergers, page 21

1. We note your response to comment 21. Since the tax treatment of the merger may be material to an investor, and since the tax treatment depends on whether or not the Series C preferred stock is classified as "nonqualified preferred stock," please supplementally advise us whether counsel will deliver a "should" or "more likely than not" opinion on the issue.

Comparative Per Share and Unit Market Price Information, page 45

	Price for CNLRP Common Stock and Income Fund Limited
Partnership
Units, page 45

2. We note your statement in footnote 4. The units in the various Income Funds appear to have been issued at different times, yet you have provided information on the total distributions per unit. Please supplementally explain why CNLRP distributions should be treated differently. In addition, please advise us why CNLRP is included in the table on page 46, but not in the table on page 14.

The Proposed Mergers, page 56

	Background of the Mergers, page 56

3. We note your response to comment 47. Please add additional detail as follows:

* Please disclose when Bank of America was retained by CNLRP to explore strategic alternatives;
* Please disclose whether any financial advisors attended the August
2002 meeting between USRP and CNLRP;
* Please disclose which particular options CNLRP determined to explore following the February 21, 2003 presentation;
* Please disclose the result of the March 7, 2003 meeting;
* Please disclose the purpose and result of the May 19, 2003 meeting between Bank of America and Mr. West;
* Please disclose the result of the June 2, 2003 meeting;
* Please provide additional disclosure regarding Mr. Arasi, including the term of his engagement, his specific responsibilities, whether or not he was independent, and the result of his engagement;
* Please disclose why the parties at the November 7, 2003 determined that a business combination would be enhanced by the acquisition of the Income Funds;
* Please disclose in detail the agreement that was reached in principle on December 22, 2003;
* Please disclose what revisions were made to the business model presented at the June 1, 2004 USRP special committee meeting;
* Please disclose the result of the July 1, 2004 USRP telephonic meeting; and
* Please disclose what other strategic alternatives were presented at the CNLRP meeting on July 14, 2004 and clarify whether Bank of America and Legg Mason suggested that the USRP transaction was better than the other alternatives.
Determination of Merger Consideration, page 64

4. We note your response to comment 45. Please provide significantly more detail regarding the valuation analyses used by the respective management teams and boards of directors and general partners to evaluate the merger consideration during these lengthy negotiations.
For example, please disclose whether they had access to the analyses referenced by the various financial advisors in the board books or similar internally produced analyses, including NAV analyses, discounted cash flow analyses, comparable company FFO and EBITDA multiples, comparable transaction analyses, historical USRP common and preferred stock trading ranges, relative contribution analyses and dividend yield analyses. If accurate, please disclose that they relied on the financial advisors to generate these analyses.

Reasons for the Mergers, page 65

5. Please supplementally advise us whether or not USRP considered the fact that 8.8% of CNLRP`s annual rents are derived from tenants in bankruptcy proceedings as a negative factor of the merger.

6. We note your disclosure that the net asset value analysis performed by Wachovia is analogous to a liquidation analysis. However, please confirm that the general partners had access to this analysis during the time they were negotiating the merger consideration and considering other strategic alternatives.

7. We note the reference in the Wachovia board book to the appraisals of the liquidation values of the Income Funds. Please disclose whether the respective general partners considered these appraisals in negotiating the merger consideration and considering other strategic alternatives.

Opinions of Financial Advisors, page 72

8. We note your response to comment 72 and are in receipt of the board books delivered in connection with the meetings held to authorize the merger agreements. In addition, please supplementally provide us with copies of any materials prepared by management or the financial advisors for the boards of directors or general partners, as the case may be, in connection with the following meetings:

* CNLRP management presentation to its board, May 20, 2003;
* USRP board meeting, January 12, 2004;
* USRP special committee meeting, January 26, 2004;
* CNLRP special committee meeting, June 23, 2004;
* USRP special committee meeting, July 1, 2004; and
* Bank of America presentation to CNLRP, July 14, 2004.
The Merger Agreements, page 107

Conditions to the Mergers, page 116

9. We note that the merger agreement contains a condition that USRP obtain a closing agreement from the IRS. Please disclose this condition or supplementally confirm that it has been satisfied. In either case, please supplementally describe the purpose of the closing agreement.

Material Federal Income Tax Consequences, page 173

10. Please supplementally explain why you will not receive an opinion from counsel regarding the REIT qualification of the combined company. It appears that this is a tax consequence that would be material to an investor in deciding whether to vote for the merger.
Please revise to include such an opinion or advise.

Stockholder Proposals for the 2005 Annual Meetings, page 199

	USRP

11. Please clarify that notices of stockholder proposals should be sent to USRP`s secretary.

Part II.  Information Not Required in Prospectus

Exhibits

12. Please conform Item 2 of Exhibit 99.5 to the notice to stockholders such that it refers to all 18 agreements.

13. Please conform Item 2 of Exhibit 99.7 to the notice to limited partners such that it identifies the partnership agreement provision to be amended.

Legal Opinions

14. Please have your counsel revise its legality opinion to cover
Maryland law generally. It is not appropriate to limit the scope of the opinion to the corporate statute.

15. The limitation on reliance in the last paragraph of each of the tax opinions are not appropriate because stockholders and limited partners voting on the transactions must be able to rely on the tax opinions. Please provide revised tax opinions that remove this limitation on reliance.

16. In connection with the tax opinions of Locke Liddell & Sapp and
Shaw Pittman LLP, please have counsel revise their references on pages 1 and 2 to the Tax Representation Letter to refer to "factual" representations and "factual" statements set forth in the Tax Representation Letter.

17. We note that each counsel provides a "should" opinion with respect to REIT qualification from the time of the opinion to the date of the merger. Please disclose why counsel cannot deliver a "will" opinion.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Jorge Bonilla at (202) 942-1993 or Kathleen Collins, Branch Chief, at (202) 942-2814 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael McTiernan, Attorney-Advisor, at (202) 824-
5445, or me at (202) 942-1766 with any other questions.



Sincerely,



Elaine Wolff
Special Counsel



cc:	Kenneth L. Betts (via facsimile)
	Thomas H. McCormick
	William J. Conti





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U.S. Restaurant Properties, Inc.
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